Aff
2/10/2004

Rec'd
1/9/04

04002001

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 9 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/29/02 (MM/DD/YY) AND ENDING 6/27/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ernst & Young Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 S. Wacker Drive
(No. and Street)

Chicago, (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gery Sadzewicz (312) 879-3794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

08-11

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gery Sadzewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance, LLC, as of June 27, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Compliance Director

Title

Notary Public

"OFFICIAL SEAL"
KATHY A. Z. KAPORIS
COMMISSION EXPIRES 09/04/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Ernst & Young Corporate Finance, LLC

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance, LLC (the "Company") as of June 27, 2003, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ernst & Young Corporate Finance, LLC as of June 27, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
September 3, 2003

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Ernst & Young Corporate Finance, LLC

STATEMENT OF FINANCIAL CONDITION

June 27, 2003

ASSETS

Cash and cash equivalents	$52,632,216
Accounts receivable, net	6,684,825
Investment, at fair value	2,200,000
Equipment, at cost, less accumulated depreciation	165,460
Other assets	1,169,232
	$62,851,733

LIABILITIES AND MEMBER'S CAPITAL

Accrued variable compensation	$11,191,584
Accounts payable and other accrued expenses	2,966,769
Retainers received and deferred revenue	10,080,321
Due to Member	2,544,409
Subordinated notes payable	3,200,000
	29,983,083
Commitments and contingencies	
Member's capital	32,868,650
	$62,851,733

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance, LLC

NOTES TO FINANCIAL STATEMENTS

June 27, 2003

NOTE A - GENERAL BUSINESS

Ernst & Young Corporate Finance, LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its member's liability in the Company's obligations and debts shall be limited to the amount of the member's capital contributions. The Company is wholly owned by Ernst & Young U.S., LLP ("E&Y LLP"), a Delaware limited liability partnership. The Company's year-end is the last Friday in June.

The Company provides financial advisory services to companies, institutional customers and others regarding capital markets, mergers and acquisitions and restructuring advisory services. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash in bank accounts and short-term investments with maturities of less than 30 days.

   Cash on deposit with banks at June 27, 2003 exceeded federally insured limits.

2. *Accounts Receivable*

   Accounts receivable are comprised of billed invoices and work-in-process which was not yet billed at June 27, 2003. Fee income and the corresponding accounts receivable are recorded net of reserves of $12,563,084 and $22,538,200 at June 27, 2003, respectively. Reserves are established on an individual engagement basis.

3. *Investment at Fair Value*

   The investment at fair value, which represents the Company's interest in the net assets of the underlying investment less a liquidity discount, consists of an investment in a private placement equity security whose value has been estimated in good faith by management.

NOTE B (continued)

4. *Equipment*

Equipment, consisting principally of computer and related office equipment, is recorded at cost. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets.

5. *Revenue Recognition*

Revenue (which includes expenses billed to clients) for certain engagements is generally recognized as earned, on a time and materials basis, as the work is performed. Revenue for other engagements is recognized when services have been performed, or at the agreed-upon intervals and at the amounts agreed upon with the clients.

6. *Retainers Received and Deferred Revenue*

Retainers received consist principally of refundable retainers paid by clients and held by the Company on their behalf. In the event that client invoices are unpaid in whole or in part, such amounts are deemed to have been paid out of the retainer. Upon close of the engagement, any remaining portion thereof is returned to the client.

Deferred revenue consists of clients' prepayment of fees prior to the Company having earned them, as discussed above.

7. *Income Taxes*

The Company is a single member limited liability company. The operations of the Company will be included in the taxable income of the single member.

8. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INVESTMENT AT FAIR VALUE

In October of 2001, the Company and PPM Holdings, Inc. formed EYCF/PPM Holdings, LLC ("EYCF/PPM"), which invested in Endeavour, LLC ("Endeavour"). The Company's investment in EYCF/PPM totaled $1,200,000, and its approximated fair value at June 27, 2003 as determined by management totaled $2,200,000. Endeavour was established to acquire a diversified portfolio of assets, consisting primarily of debt obligations. PPM America, Inc. ("PPM America") is the portfolio manager of Endeavour, charged with performing certain management, administrative, and advisory functions. Per a subadvisory agreement, the Company is the subadvisor of PPM America, and is charged with providing advice and assistance to the portfolio manager in performing its duties. The Company also provides research, reporting, monitoring, credit analysis, restructuring, and disposition advice and assistance to PPM America. In consideration for the services provided to PPM America, the Company is entitled to receive a portion of the primary and secondary management fees paid by Endeavour to PPM America.

NOTE D - RELATED PARTY TRANSACTIONS

On September 1, 2001, the Company and E&Y LLP entered into a "Services Agreement" (the "Agreement") whereby the Company engaged E&Y LLP to provide certain services on the Company's behalf. Per the Agreement, payment for the services shall be negotiated on an arm's-length basis. In addition to payment for the services, E&Y LLP shall be entitled to reimbursement of its reasonable out-of-pocket expenses incurred in providing the services. The services provided under the agreement include rent and facilities support, technology (see Note J), employee benefits, information services, accounting, legal counsel, new business development and office support, printing and duplicating, etc. For the year ended June 27, 2003, the total services provided by E&Y LLP to the Company under the Agreement approximated $20,850,000.

The Company periodically services its clients through subcontracting arrangements with E&Y LLP employees. When this occurs, E&Y LLP charges the Company for the time and materials spent by E&Y LLP's employees on behalf of clients of the Company. The Company then bills its clients for amounts paid to E&Y LLP. For the year ended June 27, 2003, the total amount of work subcontracted to E&Y LLP totaled $11,154,640.

At June 27, 2003, the balance due to E&Y LLP for services provided per the Agreement was $2,544,409.

During the year ended June 27, 2003, the Company advanced funds to E&Y LLP. Such advances bore interest at 4.5% per annum. All advances were repaid during the year, together with interest income of approximately $100,000.

NOTE E - SUBORDINATED BORROWINGS

At June 27, 2003, the Company had outstanding $3,200,000 of nonconforming subordinated notes payable. The notes are subordinated to claims of all general creditors, and accrue interest at the specified "Citibank" rate, plus 2%, per annum. For the year ended June 27, 2003, interest expense on the subordinated notes approximated $76,000. At June 27, 2003, accrued interest on the subordinated notes totaled $125,000 and is included in "Accounts payable and other accrued expenses" on the statement of financial condition.

Certain Managing Directors have entered into financing arrangements with a financial institution. Ultimate repayment of such borrowings by Managing Directors, if any, is guaranteed by the Company. The Company will not make any repayments on the subordinated borrowings to Managing Directors until the Managing Directors' loan from the financial institution has been repaid.

The Company has not sought regulatory approval to allow it to, nor does it, include these subordinated notes in calculating its net capital.

NOTE F - MEMBER'S CAPITAL

E&Y LLP is the sole member of the Company and, appropriately, all of the Company's profits and losses are allocated to E&Y LLP.

NOTE G - WORKING CAPITAL FACILITIES

The Company entered into a $10,000,000 Revolving Credit Agreement with a lending institution. Borrowings under this facility would be charged interest at LIBOR plus 1.5% per annum, and would be collateralized with the Company's accounts receivable. During the year ended June 27, 2003, the Company had not borrowed from this facility.

NOTE H - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day, but as of June 27, 2003, the Company had net capital of $22,649,133, which exceeded minimum net capital requirements by $22,399,133.